Exhibit 99.1

Volvo Participates in Joint Environmental Program with US and Swedish Governments

STOCKHOLM, Sweden--The Volvo Group will be participating as a cooperation partner in a joint environmental program between the US and Swedish Governments. The program is aimed at reducing consumption of fossil fuel by focusing on projects within the areas of energy and vehicle development. For Volvo, it would involve producing powertrains based on alternative fuels suitable for heavy vehicles.

The cooperation is a result of a research and development agreement signed in June 2006 by the Swedish and US Governments. The Volvo Group will be a cooperation partner in a number of projects conducted under this agreement. The projects include the development of hybrid technology for heavy vehicles and analyses of how various biofuels impact on diesel engines, with the aim of further improving fuel economy and reducing emissions of greenhouse gases.

“We believe that being involved in this unique cooperation project will be extremely stimulating,” says Jan-Eric Sundgren, member of Volvo Group Executive Committee, responsible for Public & Environmental Affairs. “This means that we can implement a number of projects within the environmental area that would otherwise have not been possible. We hope that our participation will lead to more cooperation aimed at sustainable development.”

Among others, Volvo Group subsidiary Mack Trucks is involved in the projects, which will be co-financed by the Volvo Group and the Governments of Sweden and the US.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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